DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4593

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

November 12, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

1) communication of relevant issue regarding sale of windfarms to Electrabel; and

2) presentation regarding third quarter results and agreement with Electrabel.

dlw 11/15

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

COMMUNICATION OF RELEVANT ISSUE

Sale of Windfarms abroad Spain to Electrabel

Gamesa and Electrabel have reached a strategic agreement of contribution on the Renewable Energy Area that has as first step the acquisition of windfarms developed by Gamesa, located in Portugal, by Electrabel with an estimated power of 252 MW.

This agreement encloses the following items:

- Gamesa will sell windfarms to Electrabel with an attributable power of 252 MW that will be installed in the 2004-2006 period.
- Gamesa will be in charge of the installation of the sold windfarms using Gamesa Eolica's windturbines.

The transaction's volume amounts around EUR 320 MM.

This transaction represents the delivery of Gamesa's strategy of windfarm development and sale without increasing the company's indebtedness and fits into the strategic guidelines established on December of 2001 of maintaining and reinforcing the leadership in the domestic and international wind industry.

Electrabel is one of the main European Electric Groups, and is integrated in Tractebel Group, head of energy of the Suez Group, a world leader in the energy industry with an installed capacity of more than 50,000 MW.

Vitoria, 11th of November 2002

Gamesa

Agreement with Electrabel and Q3 Results





NOVEMBER 2002

Agenda

- Transaction's Details
- Electrabel in Brief
- Q3 2002 Results
- Conclusion

Agenda

- Transaction's Details

Gamesa

Transaction's Details
Terms of the Agreement

- Gamesa has signed an agreement with Electrabel to collaborate in the Wind Energy.
- The first stage of this agreement is the acquisition by Electrabel of Windfarms developed by Gamesa in Portugal under the following conditions:
  - Electrabel acquires windfarms for an equivalent power of 252 MW.
  - The windfarms will be installed and sold in the 2004-2006 period.
  - Electrabel will pay an Enterprise Value of approximately EUR 320 MM.
  - Gamesa will be in charge of the installation of the windfarms using Gamesa Eólica Turbines.

Transaction's Details
Windfarms located in Portugal


Portugal
NORTH
ATLANTIC
OCEAN
SPAIN
Northern Area
196 MW
Central Area
56 MW

Gamesa

Transaction's Details
Sale & Installation of Windfarms roll over

- **Windfarm selling criteria: Windfarms developed in year t are sold in year t+1**

Figures in MW	2001	2002	2003	2004	2005	TOTAL
Developed Windfarms	250	300	400	520	680	2,352 (*)
Windfarm Sales Plan (*)	-	452	300	400	520	1,672
Windfarms Owned by Gamesa (Dec 2005)						680
Transactions Signed						
Iberdrola (Treito)	-	30 MW	-			1,252
Iberdrola	-	[redacted]			-	
Electrabel	-	-	-	252 MW		

(*) *Includes 253 MW developed prior to 2001*

75% of 2002-2005 Budgeted Windfarm Sale already signed

Gamesa

Agenda

- Electrabel in Brief

Electrabel in Brief
A Strong Partner

Electrabel in Europe


1
2
3
4
5
6
7
8
9
10
11

1. **Scandinavia** - Trading desk.
2. **Poland** - Sales. Electricity generation. Trading desk.
3. **Germany** - Sales. Sales in partnership with Stadtwerke Saarbrücken and Gera. Electricity generation. Trading desk.
4. **The Netherlands** - Sales. Electricity generation.
5. **Belgium** - Sales. Electricity generation. Trading. Netmanagement.
6. **Grand Duchy of Luxemburg** - Electricity generation.
7. **France** - Sales partnership with Compagnie Nationale du Rhône.
8. **Hongary** - Electricity generation.
9. **Italy** - Sales in partnership with eos. Electricity generation.
10. **Spain** - Sales.
11. **Portugal** - Electricity generation.

- **Part of Tractebel, leader in the Energy Industry, integrated in the Suez Group.**
- **More than 50,000 MW of installed capacity.**
- **Increasing Exposure to Renewable Energy.**
- **Focused in Europe, but also overseas.**

Gamesa

Agenda

- Q3 2002 Results

Gamesa

Q3 2002 Resutls
Growing as Expected

EUR MM	Q3 2002	Q3 2001	Δ %
Revenues	593	540	10%
EBITDA	170	140	21%
Net Income	49	40	22%

- Despite of the expected slowdown in the Aeronautic activity, Q3 has performed positively with a 22% growth in Net Income.
- The sale of windfarms to Iberdrola (982 MW) was not included in these results (deal signed in Q4 2002).

Gamesa

Agenda

- Conclusion

Gamesa

Conclusion
Improved Visibility. Guidance Unchanged.

- Guidance Unchanged.



2001-2005
CAGR = 30%
2,50
2,00
1,50
1,00
0,50
0,00
€ 0,56
€ 0,77
€ 1,26
€ 1,64
€ 1,95
€ 2,18
2000
2001
2002
2003
2004
2005
EPS Real
Guidance Oct 2002

- 75% of budgeted Windfarm Sale Already Signed
- Strong Backlog at Gamesa Eólica (> 4,000 MW)

⇒ Improved visibility of the guidance provided.

Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa

Gamesa

Agreement with Electrabel
and
Q3 Results





NOVEMBER 2002